UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Amendment No. 5)
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

METALINK LTD.
(Name of Issuer)
Ordinary Shares, par value NIS 1.00 per share
(Title of Class of Securities)
M69897110
(CUSIP Number)
December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M69897110

1.	Name of Reporting Persons Harel Insurance Investments & Financial Services Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 132,574 Ordinary Shares*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 132,575 Ordinary Shares*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 132,575 Ordinary Shares*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 4.9%**
12.	Type of Reporting Person : CO

*See Item 4.
**Based on 2,690,857 Ordinary Shares of the Issuer outstanding as of November 2, 2014, as reported by the Issuer in Exhibit 99.2 to its Report on Form 6-K filed with the Securities and Exchange Commission (the "SEC") on November 17, 2014.

CUSIP NO. M69897110

1.	Name of Reporting Persons Harel PIA Mutual Funds Management Ltd
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 132,574 Ordinary Shares*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 132,575 Ordinary Shares*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 132,575 Ordinary Shares*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 4.9%**
12.	Type of Reporting Person : CO

*See Item 4.
**Based on 2,690,857 Ordinary Shares of the Issuer outstanding as of November 2, 2014, as reported by the Issuer in Exhibit 99.2 to its Report on Form 6-K filed with the SEC on November 17, 2014.

Item 1.

(a)	Name of Issuer:

METALINK LTD. (hereinafter referred to as the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices: c/o Fahn Kanne, Derech Menachem Begin 23, Tel Aviv, 66183 ISRAEL

Item 2.

(a)-(c)	Name of Person Filing, address and citizenship:

The foregoing entities are collectively referred to as the “Reporting Persons” in this Statement:

(1)	Harel Insurance Investments & Financial Services Ltd., an Israeli public company (“HIIFS”), with a principal business address at Harel House; 3 Aba Hillel St.; Ramat Gan 52118, Israel.

(2)
Harel PIA Mutual Funds Management Ltd., an Israeli private company (“Harel PIA”), with a principal business address at Harel House; 3 Aba Hillel St.; Ramat Gan 52118, Israel.

Harel PIA is an indirectly wholly owned subsidiary of HIIFS. By reason of HIIFS control of Harel PIA, it may be deemed to be the beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned beneficially by Harel PIA.  See Item 4.

(d)	Title of Class of Securities:

Ordinary Shares, par value NIS 1.00 per share (the “Ordinary Shares”).

(e)	CUSIP Number:

M69897110

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable.

Item 4.
Ownership

Of the 132,575 Ordinary Shares reported in this Statement as beneficially owned by the Reporting Persons (i) 132,574 Ordinary Shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of the Reporting Persons, each of which subsidiaries operates under independent management and makes independent voting and investment decisions and (ii) 1 Ordinary Share is held by a third-party client account managed by a subsidiary of HIIFS as portfolio manager, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client account. Consequently, this Statement shall not be construed as an admission by the Reporting Persons that they are the beneficial owners of any of the Ordinary Shares covered by this Statement

Except as set forth above, see items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Persons, which are incorporated herein.

Item 5.
Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable.

Item 7.	Identification and Classification of the Subsidiary, Which Acquired the Security Being Reported on by the Parent Holding Company Not Applicable.

Item 8.	Identification and Classification of Members of the Group Not Applicable.

Item 9.	Notice of Dissolution of Group Not Applicable.

Item 10.
Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2015

HAREL INSURANCE INVESTMENTS AND FINANCIAL SERVICES LTD.

BY/s/ Nataly Mishan-Zakai

Nataly Mishan-Zakai, authorized signatory of HAREL
INSURANCE INVESTMENTS AND FINANCIAL
SERVICES LTD., for itself and on behalf of HAREL PIA
MUTUAL FUNDS MANAGEMENT LTD, pursuant to
agreement annexed as Exhibit 1 to the Schedule 13G filed on
May 5, 2008.